January 31, 2007

Mail Stop 3561

Mark Armour
Chief Financial Officer
Reed Elsevier
1-3 Strand
London WC2N 5JR
England

**RE:** **Reed Elsevier PLC and Reed Elsevier NV (the Company)**
         **File No. 001-13334 and 001-13688**
         **Form 20-F: For the Fiscal Year Ended December 31, 2005**

Dear Mr. Armour:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                          Sincerely,


                                          Michael Fay
                                          Branch Chief